Filed by Ad.Venture Partners, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and Deemed
Filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934

Subject Company: Ad.Venture Partners, Inc.
Commission File No.: 000-51456

Contact: Ilan Slasky
Ad.Venture Partners
212-682-5357
ilan@adventurepartnersinc.com

AD.VENTURE PARTNERS, INC. TO ACQUIRE 180 CONNECT INC.

•	180 CONNECT IS ONE OF THE LARGEST OUTSOURCED PROVIDERS OF TECHNOLOGY FULLFILMENT AND INTEGRATION SERVICES FOR THE HOME
•	GROWING DEMAND FUELED BY THE DIGITAL HOME
•	180 CONNECT’S 2006 REVENUE OF $335 MILLION REPRESENTS A 20% INCREASE OVER PRIOR YEAR
•	PURCHASE PRICE OF APPROXIMATELY $115 MILLION IN STOCK; IMPLIED ENTERPRISE MULTIPLES OF 6.5 X PROJECTED 2007 EBITDA OR 0.43X PROJECTED 2007 REVENUE
•	ALL PROCEEDS FROM TRUST ACCOUNT, NET OF TRANSACTION EXPENSES, TO BE INVESTED IN THE COMPANY
•	AVP MANAGEMENT HAS INDICATED THEY INTEND TO PURCHASE UP TO $7.0 MILLION, OR 14% OF AVP’S OUTSTANDING COMMON STOCK

New York, NY — March 13, 2007 —  Ad.Venture Partners, Inc. (“AVP”) (OTCBB: AVPA.OB), a special purpose acquisition company, announced today it has entered into a definitive arrangement agreement with 180 Connect Inc. ("180 Connect" or the "Company"), one of the largest outsourced providers of technology fulfillment and integration services for the home, pursuant to which AVP would acquire 180 Connect for approximately $115 million in stock based on AVP’s closing stock price of $5.71 on March 9, 2007. Upon consummation of the arrangement, 180 Connect will become an indirect Canadian subsidiary of AVP. AVP, a Delaware corporation, will be re-named “180 Connect Inc.” and intends to apply for listing on the Nasdaq Global Market to list concurrently with the closing of the transaction. Furthermore, AVP’s Chief Executive Officer, Howard Balter, and President, Ilan Slasky, have indicated that they intend to purchase up to $7.0 million of AVP’s outstanding common stock, which would represent approximately 14% of AVP’s outstanding shares based on the closing price of the stock on March 9, 2007.

180 Connect Inc. has over 85 operating locations in 31 states plus Canada and performs approximately three million service calls to residential homes per year. The Company is the second largest member of DIRECTV’s managed Home Services Provider network with operations primarily in the western US. 180 Connect has a growing customer base and is also a trusted partner for major cable operators focused primarily in the eastern US and Canada. 180 Connect’s extensive network offers a platform for expansion into complimentary residential and commercial service offerings.

As a result of the acquisition, AVP believes that the combined company will be well positioned to benefit from a number of industry trends driving the demand for cable and satellite service offerings. These include: the convergence of technology, the strong upgrade trend from basic to digital cable and HDTV, the introduction and adoption of other new technologies, including HDTVs, DVRs, VoIP, and cable telephony, and the growth of “digital homes” wired for sound, video, and data. This increasing array of consumer technology choices is creating the need for increased professional expertise and assistance. Furthermore, the ever-changing complexity of in-home technology is expected to further drive the demand for 180 Connect’s additional in-home services.

180 Connect’s revenue has increased at approximately a 23% two-year compound annual growth rate (CAGR) to $335.7 million in 2006 from $211.8 million in 2004. 180 Connect expects revenue to reach approximately $365 to $375 million in 2007, or 9% to 12% year-over-year growth and earnings before interest, taxes, depreciation and amortization (“EBITDA”) from continuing operations to be in the range of $24 million to $26 million, representing significant double digit growth of 75% to 90% over the previous year.

“We believe strongly in the future growth of 180 Connect due to the increased demand in its core business which is being fueled by the widespread adoption of consumer electronics in the home including HDTV, broadband, and VoIP, and consumers’ desire for value-added services,” stated Mr. Howard Balter, Chairman and Chief Executive Officer of Ad.Venture, “At the valuation of approximately 6.5X projected 2007 EBITDA, we believe this transaction represents tremendous value. The opportunity to acquire a Company that has grown revenue in excess of 20% annually the last two years to over $335 million in 2006 and one that is expected to grow EBITDA by 75% to 90% in 2007 in a high growth sector should provide substantial benefits for both companies. ”

Mr. Balter continued, “This Company is at an inflection point in its lifecycle that presents a significant opportunity to build on the progress and investments it has made over the past two years. The expertise and solid relationships of 180 Connect’s management team within the satellite and cable industries provides confidence that they will be able to continue to drive revenue growth, profitable service expansion and further leverage the service platform to pursue additional growth opportunities.”

Mr. Brian McCarthy, Executive Chairman of 180 Connect, stated, “This transaction represents a substantial equity infusion into the Company and an opportunity to significantly de-leverage the balance sheet.  Additionally, this proposed arrangement increases our operational flexibility while providing a solid financial foundation for strategic expansion and growth.” Mr. McCarthy continued, “The 180 Connect management team lead by Peter Giacalone and me will continue to build on the operational efficiencies currently in place. We are very optimistic about the industry in which we operate and have a great deal of confidence that this investment represents a terrific opportunity for all involved.”

Summary of the Transaction
•	AVP expects to issue 20.1 million shares (on a fully diluted basis using the treasury stock method) in exchange for all of the equity interests in 180 Connect.
•
Pursuant to the terms of the arrangement, shareholders of 180 Connect will receive approximately 0.627 of a share of common stock of AVP for each common share of 180 Connect, subject to adjustment for professional fees and other expenses associated with the transaction. 180 Connect shareholders who are Canadian residents wishing to receive a tax deferral may elect to receive exchangeable shares of a Canadian subsidiary of AVP, which will be exchangeable on a 1-for-1 basis into shares of AVP.

•
After giving effect to the arrangement, shareholders of 180 Connect will control approximately 60% of the voting stock of AVP and existing stockholders of AVP will own the balance (based on the treasury stock method using the stock prices of AVP and 180 Connect as of March 9, 2007 and assuming none of AVP’s stockholders exercise their rights to convert their shares into a pro rata portion of AVP’s trust account).

•
All of the proceeds from AVP’s trust account (after payment of transaction expenses and deferred underwriting fees from its initial public offering) are expected to be invested into the company to be used for working capital and debt reduction purposes and potential acquisitions. As a result, 180 Connect expects to significantly increase its net cash position by approximately $42 million (assuming no exercise of conversion rights by AVP’s stockholders).

•
As a result of the transaction, 180 Connect expects to be well-capitalized to continue to pursue its growth initiatives within the home entertainment, communication and home integration service industries.

•	The share exchange will be completed by way of a Plan of Arrangement pursuant to the Canada Business Corporations Act.

Based on AVP’s closing price of $5.71 on March 9, 2007, the implied equity value of the proposed transaction is approximately $115 million, or $3.58 per share, with an enterprise value as of December 31, 2006 (equity value plus debt, net of cash) of approximately $160 million. The implied enterprise value represents a multiple of approximately 6.5 times 180 Connect’s projected 2007 EBITDA guidance of $24 to $26 million. Closing of the transaction is expected to occur during AVP’s third fiscal quarter of 2007.

The arrangement agreement has been unanimously approved by the Board of Directors of AVP and 180 Connect. The completion of the acquisition is subject to a number of conditions, including approval of the Plan of Arrangement by the Court of Queen’s Bench of Alberta and the approval of at least 66⅔% of the shareholders and option holders of 180 Connect, present in person or by proxy at a meeting to be held for that purpose, the approval of the acquisition by a majority of the stockholders of AVP, present in person or by proxy at a meeting to be held for that purpose, and the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. In addition, AVP will not complete the arrangement if its stockholders holding 20% or more of the stock issued in its initial public offering both vote against the arrangement and elect to convert their common stock into a pro rata share of the funds in AVP’s trust account, as permitted by AVP’s charter.

Maxim Group LLC is acting as an advisor on the transaction for AVP. Cooley Godward Kronish LLP is acting as legal advisor to AVP.

180 Connect’s financial information and data included in this press release were prepared by 180 Connect as a Canadian company subject to Canadian generally accepted accounting principles (“GAAP”) and do not conform to SEC Regulation S-X or U.S. GAAP. In addition, EBITDA from continuing operations is a non-Canadian GAAP financial measures and may not be directly comparable to similarly titled measures presented by other companies.

Conference Call Information

Ad.Venture will host a conference call to discuss the proposed transaction. The call will begin at 8 a.m. ET, March 14, 2007. The dial-in numbers for the call are (617) 213-8055 and toll free at (866) 578-5771, participant pass code is 83996181. The replay will be available from March 14, 2007 at 10:00 a.m. EST to March 21, 2007 until 11:59 p.m. EST. The replay dial-in numbers are international dial 617.801.6888 and toll free at 888.286.8010, participant pass code is 42736169.

The management teams of AVP and 180 Connect will be meeting with interested shareholders. Please contact Joe Jaigobind at Maxim Securities at 212-895-3613 to schedule meetings.

About Ad.Venture Partners, Inc.

Ad.Venture Partners, Inc. is a special purpose acquisition company formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition or other similar business combination, one or more operating businesses in the technology, media or telecommunications industries. In its initial public offering in August of 2005, AVP raised gross proceeds of $54 million and placed $50.4 in a trust account. AVP’s management team has a combined 30 years of experience starting, financing, growing, operating and selling both private and public companies in the technology, media and telecommunications industries.

About 180 Connect Inc.

180 Connect Inc. is one of North America’s largest providers of installation, integration and fulfillment services to the home entertainment, communications and home integration service industries. With more than 4,000 skilled technicians and 750 support personnel based in over 85 operating locations, 180 Connect is well positioned as the only pure play national residential service provider in the market. 180 Connect Inc. shares are traded under the name of 180 Connect Inc. on the TSX under the symbol NCT.U.

Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties (including statements related to the proposed arrangement of AVP and 180 Connect and the combined companies’ future growth, financial performance, industry trends, growth expectations and service offerings). These statements reflect management's current beliefs and are based on information currently available to management. Forward looking statements involve significant risk, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward looking statements. Factors that could cause or contribute to such differences include, but are not limited to, risks relating to the consummation of the contemplated arrangement, including the risk that required regulatory clearances or stockholder approvals might not be obtained in a timely manner or at all. Specifically, AVP is required by the terms of its charter to liquidate if it does not consummate a business combination by August 31, 2007, irrespective of the status of such approvals or review. In addition, statements in this press release relating to the operational and financial characteristics of 180 Connect Inc. are subject to risks relating to the unpredictability of future revenues and expenses and potential fluctuations in revenues and operating results, the reliance on key customers, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners and other factors which AVP expects to describe in the Registration Statement and proxy statements to be filed by AVP with the Securities and Exchange Commission.

Additional Information and Where to Find It

AVP intends to file a combined proxy and registration statement on Form S-4 with the Securities and Exchange Commission in connection with the Arrangement and will mail a definitive proxy statement to its stockholders containing information about the Arrangement. Investors and security holders are urged to read the proxy and registration statement of AVP carefully when it is available. The proxy and registration statement will contain important information about the companies, the arrangement and related matters. Stockholders will be able to obtain a copy of the definitive proxy and registration statement, without charge, by directing a request to: Ad.Venture Partners, Inc., 360 Madison Avenue, 21st Floor, New York, New York 10017. Once filed, investors and security holders will be able to obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at http://www.sec.gov.

AVP and its officers and directors may be deemed to be participating in the solicitation of proxies from the AVP’s stockholders in favor of the approval of the proposed arrangement. Information concerning the AVP’s directors and officers is set forth in the publicly filed documents of AVP. Once filed, stockholders would be able to obtain more detailed information regarding the direct and indirect interests of the AVP and its directors and officers in the proposed business combination by reading the proxy and registration statement and other publicly filed documents of AVP regarding the proposed arrangement. Prior to filing such documents, stockholders may obtain information regarding AVP's directors and officers and their interests in AVP by reading AVP's publicly filed documents and reports with the Securities and Exchange Commission, including the AVP's Form 10-K/A for the year ended March 31, 2006.

Contact:

Ilan Slasky
Ad.Venture Partners
212.682.5357

Devlin Lander
Integrated Corporate Relations
415.292.6855